MECHEL ANNOUNCES OPERATIONAL RESULTS FOR 2009

Moscow, Russia – February 1, 2010 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces operational results for 2009.

Products	2009, thousand	Q4 2009,	Q3 2009,	Q4 2009 vs.	Q4 2009 vs.
	tonnes	thousand tonnes	thousand tonnes	Q3	2009, %	Q4	2008, %
Coal	17,782	5,434	5,445	-0.2	-4

Coking	10,243	3,754	3,741	+0.4	+37

Steam	7,539	1,680	1,704	-1	-43

Coal concentrate*	9,292	2,915	3,048	-4	+11

Coking	7,404	2,524	2,595	-3	+42

Steam	1,888	392	453	-13	-54

Iron ore concentrate	4,208	1,038	1,216	-15	-4

Chromite ore	211	72	75	-3	n/a
concentrate

Nickel	16	4.2	4.3	-2	+112

Ferrosilicon (65%	86	23	22	+4	+35
and 75%)

Ferrochrome (65%)	83	29.9	2.2	+2	+199

Hardware	627	167	183	-9	+45

Forgings	49	15	11	+33	+31

Stampings	61	19	16	+21	+25

Rolled products	5,357	1,465	1,457	+0.5	+36

Flat products	345	105	91	+15	+118

Long products	3,099	803	812	-1	+27

Billets	1,913	558	554	+0.6	+40

Steel	5,496	1,524	1,478	+3	+31

Pig iron	3,805	1,080	1,074	+0.5	+50

Coke (6%)	3,233	990	977	+1.3	+58

Electric power	3,487,720	1,203,411	710,804	+69	+23
generation (thousand kWh)

• The coal concentrate has been produced from part of the raw coal output. Output data includes Mechel Bluestone production. Data for Q2 2009 includes Mechel Bluestone production from May 1 to June 30, 2009.

Vladimir Polin, Senior Vice-President of Mechel OAO, commented on 2009 operational results, “In late 2008 and early 2009 mining and metals companies suffered substantially from the global economic crisis. However, we made necessary changes and corrections in our workflow and achieved maximum efficiency in each sector of our operations.

If we compare results of Q4 2008 witnessing the crisis’ climax moment and the results of Q4 2009, dynamics of our production volumes recovery would become obvious. We increased our coking coal concentrate output by 42%, nickel output – by 112%, ferrochrome output – by 199%, steel output – by 31%, coke output – by 58%, rolled products output – by 36%, hardware output – by 45%, and electric power generation – by 23%.

Today we still see steady growth of demand for many of our products. Thus, in Q4 2009 our steel division showed higher production of coke, pig iron, steel, rolled products, forgings and stampings. On the whole, in our steel division capacity utilization rates reached 100% as compared to the pre-crisis level. Output volumes at some of our plants, such as Chelyabinsk Metallurgical Plant, are currently even higher than they were before the crisis. Our steel plants also mastered production of new products which are highly demanded on the market.

Our ferroalloys division demonstrated substantial increase in production of ferrosilicon and ferrochrome. All of our ferroalloy facilities have enough orders; capacities of the plants are completely loaded.

Rapid growth in electric power generation volume is a result of increase in efficiency and reliability of our Southern Kuzbass Power Plant equipment where we have completed planned repairs.

In 2H 2009 we boosted production in our mining segment which suffered the hardest attack of the global recession. In spite of seasonality effect, the growth rate of Q3 continued well into Q4 2009. This process will be completed in 2010 when production volumes at our mining facilities will recover to the pre-crisis level. Moreover, acquisition of Bluestone coal assets by Mechel will allow us to even exceed those figures.

On the whole, we may say that during the past year we gained invaluable experience helping us not only to cope with the decrease of production volumes caused by the crisis but also ensure a foundation for further growth of the company’s operational performance”.

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Mechel OAO
Alexander Tolkach
Phone: + 7 495 221 88 88
Alexander.Tolkach@mechel.com

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Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed both domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.